United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of July, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Second Quarter 2010 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: July 28, 2010

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, July 28, 2010	www.gruma.com

SECOND-QUARTER 2010 RESULTS

HIGHLIGHTS

  Sales volume increased 7%  due to higher volumes in Gruma Corporation, Gruma Venezuela, and, to a lesser extent, in GIMSA and Molinera de Mexico.

  Net sales decreased 5% mainly as a result of the devaluation of the bolivar, which affected our results in Venezuela in dollar terms; higher net sales in GIMSA partially offset that reduction.

  EBITDA decreased 26% and EBITDA margin declined to 9.1% from 11.6%. The devaluation of the Bolivar and lower margins in Gruma Corporation were the main drivers of the consolidated EBITDA decline.

  Debt decreased US$58 million or 3% as of June 2010 versus March 2010.

Consolidated Financial Highlights
 (Ps millions)

	2Q10	2Q09	VAR (%)
Volume (thousand metric tons)	1,140	1,069	7
Net sales	11,723	12,343	(5)
Operating income	703	1,037	(32)
Operating margin	6.0%	8.4%	(240) bp
EBITDA	1,066	1,433	(26)
EBITDA margin	9.1%	11.6%	(250) bp
Majority net income	(153)	1,330	N/A
ROE (LTM)	11.6%	(95.8)%	N/A

Debt
 (US$ millions)

June'10	June'09	Var	Mar'10	Var
1,609	915	76%	1,667	(3)%

CONSOLIDATED RESULTS OF OPERATIONS
2Q10 vs. 2Q09

Sales volume increased 7% to 1,140 thousand metric tons in connection with higher volumes in Gruma Corporation, Gruma Venezuela, and, to a lesser extent, in GIMSA and Molinera de Mexico.

Net sales decreased 5% to Ps.11,723 million as a result of the devaluation of the bolivar, which affected our results in Venezuela, lower net sales in Gruma Corporation, and the appreciation of the Mexican peso against the U.S. dollar. Higher net sales in GIMSA partially offset reductions in other subsidiaries. Sales from non-Mexican operations constituted 68% of consolidated net sales during the quarter.

Cost of sales as a percentage of net sales increased to 66.8% from 64.6%, driven mainly by Venezuela, Gruma Corporation and GIMSA. In absolute terms, cost of sales fell 2% to Ps.7,834 million because of reductions in Gruma Venezuela due to the bolivar devaluation.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales increased to 27.2% from 27.0%, driven mainly by Gruma Corporation. In absolute terms, SG&A declined 4% to Ps.3,186 million due primarily to the bolivar devaluation.

Operating income decreased 32%, to Ps.703 million, and operating margin declined to 6.0% from 8.4%; both results were driven by Gruma Corporation, Gruma Venezuela, and GIMSA.

Other expense, net, was Ps.97 million, Ps 72 million higher than in the same period of 2009 due to expenses related to the expropriation of our operations in Venezuela.

Comprehensive financing income, net, was Ps.604 million versus an income of Ps.747 million in 2Q09. The variation resulted mainly from the depreciation of the peso during 2Q10 versus a peso appreciation in 2Q09. Also, in 2Q09 comprehensive financing income included gains of Ps.386 million, most of which resulted from derivative instruments during 2Q09.

GRUMA's share of net income in unconsolidated associated companies (primarily Banorte) totaled Ps.160 million, 38% higher than in 2Q09.

Taxes  amounted to Ps.227 million, Ps 167 million lower than in 2Q09, in connection with lower pre-tax income in foreign subsidiaries.

GRUMA's total net loss was Ps.65 million versus a net income of Ps.1,481 million in 2Q09; the difference came mainly from the depreciation of the peso during 2Q10 versus a peso appreciation in 2Q09, and from lower operating results. GRUMA's majority net loss was Ps.153 million, compared with a majority net income of Ps.1,330 million in the same period of 2009.

FINANCIAL POSITION
June 2010 vs. March 2010

Balance-Sheet Highlights	Total assets were Ps.40,695 million, an increase of 4%, driven mainly by higher inventories in GIMSA as a result of corn procurement during the summer crop season.

Total liabilities were Ps.30,346 million, 4% higher than at the end of 1Q10, driven by higher trade accounts payable in GIMSA in connection with the aforementioned summer crop season.

Stockholders' equity totaled Ps.10,350 million,1% higher than at the end of 1Q10.
Debt Profile	GRUMA's debt amounted to US$1,609 million, of which approximately 75% was dollar denominated.

Schedule of Debt Amortizations
 (US$ millions)

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020..	Total
Major derivatives	25.0	50.0	75.0	100.0	100.0	150.0	150.0	18.3				668.3
Three Year and BNP Term Loans	16.1	32.4	17.0									65.5
Bancomext facility			6.6	32.8	45.9	26.2	26.2	32.8	52.4	39.3		262.2
Syndicated loan	19.8	39.7	39.7	39.7	39.7							178.6
7.75% perpetual bond											300.0	300.0
Gruma Corp's revolving facility		40.0										40.0
Other	37.0	15.3	18.3	16.2	7.8							94.6
TOTAL	97.9	177.4	156.6	188.7	193.4	176.2	176.2	51.1	52.4	39.3	300.0	1,609.2

CAPITAL EXPENDITURE PROGRAM

GRUMA's capital expenditures totaled US$22 million during 2Q10. The largest investments were applied to the acquisition of the leading producer of corn grits in Ukraine, for US$9 million, and to upgrades in Gruma Corporation.

SUBSIDIARY RESULTS OF OPERATIONS
2Q10 vs. 2Q09

Gruma Corporation (1

Sales volume increased 10% to 365 thousand tons due mainly to (1) the acquisition in Ukraine, (2) higher sales in Europe of brewing grits in connection with the 2010 FIFA World Cup, and (3) organic growth coming from an expanded customer base in Europe. In the U.S., tortilla sales volume increased slightly, and corn flour sales volume declined due to increased competition from other corn flour producers, especially in the retail segment.

Net sales declined 3%, to Ps.5,648 million, due to (1) price reductions in the U.S. corn flour business effective at the beginning of 4Q09 to reflect lower corn prices, (2) increased promotional discounts in the U.S. tortilla business to face competition, and (3) product-count increase in some tortilla SKUs for retail sale (which translates to lower prices).

Cost of sales as a percentage of net sales increased to 59.5% from 58.0% due to lower cost absorption in connection with the aforementioned price discounts, and a change in the sale mix toward (1) lower sales price and lower margin type products, and (2) the European operations, which are the ones growing the most and which enjoy lower gross margins than the U.S. operations. In absolute terms, even with the increase in sales volume, cost of sales is flat due mainly to lower raw material costs.

SG&A as a percentage of net sales increased to 34.3% from 32.8% due to lower expense absorption and higher transportation costs due to increased fuel prices and intercompany shipments. In absolute terms, SG&A increased 2% due to the aforementioned higher transportation expenses in the U.S. tortilla business, and the acquisition in Ukraine.

Operating income as a percentage of net sales declined to 6.3% from 9.3%. In absolute terms, operating income decreased 34%, to Ps.355 million.

1) Please note that, as GRUMA has always prepared this report, all Gruma Corporation figures are compared in dollars terms in order to avoid exchange-rate distortions. Figures shown here were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.12.84/dollar as of June 30, 2010. The differences versus accounting principles generally accepted in Mexico are reflected in this report in the column entitled ''Other and Eliminations''.

GIMSA

Sales volume increased 3% to 469 thousand metric tons during 2Q10 due to better customer-service programs and higher sales to the government social welfare retail chains.

Net sales increased 18% to Ps.2,943 million due mainly to price increases implemented during 2009, especially in 4Q.

Cost of sales as a percentage of net sales increased to 74.0% from 70.9%. In absolute terms, cost of sales increased 23% to Ps.2,179 million due to higher cost of corn in connection with the elimination of government support to the tortilla industry; this support was replaced by price increases in our corn flour.

SG&A as a percentage of net sales increased to 16.6% from 16.4% and, in absolute terms, increased 20% mainly from strengthening of several customer-service programs, promotion and advertising related to the 2010 FIFA World Cup, higher intercompany shipments, and higher freight tariffs.

Operating income as a percentage of net sales decreased to 9.4% from 12.8% due primarily to higher prices in connection with the aforementioned higher cost of corn, and higher SG&A. In absolute terms, operating income declined 13% to Ps.275 million due primarily to the aforementioned higher SG&A.

For additional information, please see GIMSA ''Second-Quarter 2010 Results'', available through GRUMA's website, www.gruma.com.

Gruma Venezuela

Sales volume increased 17% due mainly to our competitors' lack of supply in light of the difficult situation in the industry arising from the exchange rate control programs.

Net sales decreased 31% due primarily to the effect of the devaluation of the bolivar.

Cost of sales as a percentage of net sales increased to 72.4% from 68.1% due to higher raw material costs, which have not been fully reflected in prices. In absolute terms, cost of sales decreased 27% as a result of the devaluation of the bolivar.

SG&A as a percentage of net sales improved to 18.8% from 20.8% in connection with lower promotional and advertising expenses, distribution efficiencies, and lower freight tariffs. In absolute terms, SG&A declined 38% due to the aforementioned drivers and the effect of the devaluation of the bolivar.

Operating income decreased 45% to Ps.134 million. Operating margin declined to 8.8% from 11.2% in 2Q09.

Molinera de Mexico

Sales volume rose 6% due to more competitive pricing, increased market coverage, improved customer-service initiatives, and higher sales of flour-based mixes.

Net sales decreased 5% to Ps.751 million due to lower prices in connection with lower cost of wheat.

Cost of sales as a percentage of net sales improved to 80.8% from 83.6% resulting from procurement initiatives to optimize the cost and quality of wheat and a change in the mix towards domestic wheat, which so far has been lower priced than imported wheat. In absolute terms, cost of sales decreased 9% in connection with lower international wheat prices and the aforementioned optimization initiatives.

SG&A as a percentage of net sales increased to 18.3% from 15.6% due to lower expense absorption and an 11% increase in SG&A due to (1) higher freight expenses in connection with higher volumes, and (2) an increase in labor related to the aforementioned improved customer service and expanded market coverage.

Operating income was Ps.7 million versus Ps.6 million in 2Q09. Operating margin improved to 0.9% from 0.7%.

Gruma Centroamerica

Sales volume decreased 3% mainly as a result of additional competition in corn flour in Honduras and a lower price of raw corn.

Net sales remained flat at Ps.669 million due to the effects arising from the restatement of results.

Cost of sales as a percentage of net sales improved to 73.6% from 75.5% due to better fixed cost absorption and lower rice costs and fuel costs as opposed to extraordinary peaks during 2Q09. In absolute terms, cost of sales decreased 3% due to the decline in sales volume and the aforementioned cost reductions.

SG&A as a percentage of net sales increased to 31.3% from 27.7% and in absolute terms, SG&A rose 13% due mainly to (1) new advertising campaigns, and (2) increased promotions at the point of sale and shelf space improvements.

Operating loss was Ps.32 million compared to an operating loss of Ps.22 million in 2Q09. Operating margin declined to negative 4.8% from negative 3.3% in 2Q09.

Other and Eliminations	Operating loss was Ps.36 million compared with a 2Q09 operating loss of Ps.49 million.

ACCOUNTING PROCEDURES

The consolidated figures have been prepared in accordance with accounting principles generally accepted in Mexico.

Starting January 1, 2008, the Financial Reporting Standard B-10 (FRS B-10) became effective. FRS B-10 defines the economic environments that affect an entity, which can be

  Inflationary - when the accumulated inflation of three prior years is equal to or greater than 26%, or.

  Not inflationary - when the accumulated inflation of three prior years is less than 26%.

Based on the foregoing, the consolidated figures are determined as follows:

  The figures figures for subsidiaries in Central America and Venezuela are restated in period-end constant local currencies following the provisions of FRS B-10 and FRS B-15, applying the general consumer price index from the country in which the subsidiary operates. Once these figures are restated, they are translated into Mexican pesos by applying the exchange rate in effect at the end of last year for figures from that previous year. Figures for the current reported period are translated into Mexican pesos by applying the exchange rate in effect at the end of such reported period.

  The figures for subsidiaries in Mexico, the United States, Europe, Asia, and Oceania operate in a noninflationary environment. Therefore, the effects of inflation are not recognized from January 1, 2008. Results for foreign subsidiaries that operate in a noninflationary environment are translated to Mexican pesos applying the historical exchange rate.

For Gruma Corporation, figures shown in this report were translated to Mexican pesos using a convenience translation with the exchange rate of Ps.12.84/dollar as of June 30, 2010. The differences between the accounting principles generally accepted in Mexico and US GAAP are reflected in the column entitled  ''Other and Eliminations''.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V.,is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 93 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A.B. DE C.V., AND SUBSIDIARIES

(Millions of pesos)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD JUNE		
INCOME STATEMENT SUMMARY	**2Q10**	2Q09	VAR (%)	1Q10	VAR (%)	**2010**	2009	VAR (%)
NET SALES	**11,723**	12,343	(5)	11,278	4	**23,002**	25,230	(9)
GROSS PROFIT	**3,890**	4,371	(11)	3,757	4	**7,647**	8,794	(13)
GROSS MARGIN (%)	**33.2%**	35.4%		33.3%		**33.2%**	34.9%	
OPERATING INCOME	**703**	1,037	(32)	638	10	**1,341**	2,061	(35)
OPERATING MARGIN (%)	**6.0%**	8.4%		5.7%		**5.8%**	8.2%	
OTHER EXPENSE (INCOME), NET	**97**	25		41		**138**	88	
COMPREHENSIVE FINANCING COST (INCOME), NET	**604**	(747)		163		**767**	356	
INTEREST EXPENSE	**359**	308		350		**709**	610	
INTEREST INCOME	**(23)**	(386)		9		**(14)**	449	
FOREIGN EXCHANGE LOSS (GAIN)	**319**	(635)		(147)		**172**	(577)	
MONETARY POSITION (GAIN) LOSS	**(51)**	(34)		(49)		**(100)**	(126)	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(160)**	(116)		(127)		**(287)**	(258)	
TAXES	**227**	394		216		**443**	739	
NET INCOME	**(65)**	1,481	(104)	345	(119)	**280**	1,136	(75)
MAJORITY NET INCOME	**(153)**	1,330	(111)	265	(158)	**112**	839	(87)
EARNINGS PER SHARE[1]	**(0.27)**	2.36	(111)	0.47	(158)	**0.20**	1.49	(87)
EARNINGS PER ADR (US$)[2]	**(0.08)**	0.74	(111)	0.15	(158)	**0.06**	0.46	(87)
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**363**	396		358		**721**	788	
EBITDA[3]	**1,066**	1,433	(26)	996	7	**2,062**	2,850	(28)
CAPITAL EXPENDITURES (MILLIONS US$)	**22**	16		11		**34**	30	

BALANCE SHEET SUMMARY	**Jun-10**	Jun-09	VAR (%)	Mar-10	VAR (%)
CASH AND CASH EQUIVALENTS	**1,599**	1,710	(7)	2,115	(24)
TRADE ACCOUNTS RECEIVABLE	**3,828**	4,160	(8)	3,851	(1)
OTHER ACCOUNTS RECEIVABLE	**1,978**	3,005	(34)	2,087	(5)
INVENTORIES	**7,010**	7,023	(0)	5,555	26
CURRENT ASSETS	**14,933**	16,401	(9)	14,166	5
PROPERTY, PLANT, AND EQUIPMENT, NET	**18,109**	19,944	(9)	17,769	2
TOTAL ASSETS	**40,695**	43,389	(6)	39,316	4
SHORT-TERM DEBT	**2,122**	535	296	1,953	9
CURRENT LIABILITIES	**8,491**	17,633	(52)	7,372	15
LONG-TERM DEBT	**18,540**	11,511	61	18,602	(0)
TOTAL LIABILITIES	**30,346**	33,047	(8)	29,044	4
MAJORITY STOCKHOLDERS' EQUITY	**6,619**	6,491	2	6,600	0
STOCKHOLDERS' EQUITY	**10,350**	10,342	0	10,272	1
CURRENT ASSETS/CURRENT LIABILITIES	**1.76**	0.93		1.92	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**2.93**	3.20		2.83	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.67**	0.54		0.67	
BOOK VALUE PER SHARE[1]	**11.74**	11.52		11.71	

[1] On the basis of 563,650,709 shares as of June 30, 2010, 563,650,709 shares as of June 30, 2009, and 563,650,709 shares as of March 31, 2010.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 12.84 per dollar as of June 30, 2010.

[3] EBITDA = operating income + depreciation and amortization affecting operating income.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **GRUMA** QUARTER: **02** YEAR: **2010**

GRUMA, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREIGN INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
SECURED																
GE CAPITAL MÉXICO	NOT APPLIED	03/07/2009	30/06/2014	13.02	0	8,253	12,882	12,882	6,442	0						
GE CAPITAL MÉXICO	NOT APPLIED	31/03/2010	30/09/2013	13.02	0	1,766	3,156	3,156	1,579	0						
BBVA BANCOMER	NOT APPLIED	21/10/2009	21/10/2014	7.82	0	206,204	206,204	206,204	206,204	103,103						
GE CAPITAL MÉXICO	NOT APPLIED	21/10/2009	01/05/2011	13.02	0	27	43	43	23	0						
GE CAPITAL MÉXICO	NOT APPLIED	21/10/2009	01/05/2011	13.02	0	29	174	174	89	0						
BANCO ATLANTIDA	YES	08/03/2010	08/09/2010	14.00							17,873	0	0	0	0	0
BANCO ATLANTIDA	YES	03/12/2009	02/07/2010	14.00							6,462	0	0	0	0	0
BANCO ATLANTIDA /OCCIDENTE	YES	01/06/2009	01/06/2014	16.50							0	38,520	38,520	38,520	38,520	6,416
BCT	YES	25/06/2009	25/06/2014	13.00							0	12,840	12,840	12,840	12,840	3,207
BCT	YES	25/06/2009	25/06/2012	12.00							0	12,840	12,840	1,090	0	0
BCT	YES	25/04/2010	03/08/2010	8.00							8,597	0	0	0	0	0
BICR	YES	12/11/2009	03/11/2010	9.50							2,183	0	0	0	0	0
BICR	YES	06/11/2009	23/10/2010	9.50							5,135	0	0	0	0	0
LAFISE	YES	18/02/2010	05/08/2010	6.00							31,115	0	0	0	0	0
GE CAPITAL	NOT	01/03/2009	01/03/2013	11.84							0	10,342	23,506	23,506	11,752	0
MERRYL LYNCH	YES	03/12/2004	03/12/2055	7.75							0	0	0	0	0	3,852,000
BBVA BANCOMER	NOT	21/10/2009	21/10/2014	3.185							0	303,538	303,538	303,538	303,538	151,764
DEUTSCHE BANK	YES	21/10/2009	21/01/2017	3.185							0	642,000	642,000	1,284,000	1,284,000	4,738,740
BCT	YES	25/04/2010	03/08/2010	8.00							17,133	0	0	0	0	0
BANCO IMPROSA	YES	08/04/2010	08/10/2010	8.56							8,821	0	0	0	0	0
BANCO IMPROSA	YES	28/04/2010	08/11/2010	8.57							21,537	0	0	0	0	0
COMMERCIAL BANKS																
BANCOMEXT	NOT APPLIED	18/09/2009	18/09/2019	8.12	0	0	0	252,826	589,226	2,525,250						
FIDEICOMISO AAA NAFINSA	NOT APPLIED	16/05/1994	31/12/2013	10.04	0	28,755	13,243	4,482	1,034	550						
BANCOMEXT	NOT APPLIED	06/04/2009	07/04/2014	10.015	0	7,973	127,566	127,566	127,566	0						
CITIBANK	YES	14/08/2007	14/08/2010	1.0929							1,665	0	0	0	0	0
BANCO VENEZUELA	YES	16/11/2009	28/08/2010	13.00							44,773	0	0	0	0	0
BANESCO	YES	16/12/2009	16/07/2010	13.00							74,645	0	0	0	0	0
BANK OF AMERICA, N.A.	YES	30/10/2005	23/10/2011	0.86							0	0	513,800	0	0	0
DEBENTURES	YES	01/07/2007	01/07/2010	3.29							5,778	0	0	0	0	0
CITIZENS	YES	05/08/2005	31/07/2010	3.50							38,058	0	0	0	0	0
ROYAL BANK OF SCOTLAND	YES	21/10/2009	31/07/2012	3.2225							0	81,802	89,235	7,434	0	0

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative and quantitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and the Purposes of the Same.

Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat, natural gas and diesel, and it has also entered into financial instruments such as interest rate swaps and foreign exchange financial instruments (F/X).

Gruma's policies regarding derivative financial instruments generally allow commodity swaps for hedging purposes.

In order to minimize the counterparty solvency risk, the Company enters into financial derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (''ISDA'') forms and agreements.

B. Generic Description of Valuation Techniques.

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are measured at a reasonable estimate of their market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each financial institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are recognized in comprehensive income within stockholders equity, based on an evaluation of such instruments as effective hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at a fair value and the effects of these valuation changes are recognized in the income statement.

For the valuation of the derivative financial instruments of corn, wheat, natural gas and diesel futures we take as reference the market values of the US Chicago, Kansas and New York futures exchanges, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in Bulletin C-10 ''Derivative Financial Instruments'' (Boletin C-10 ''Instrumentos Financieros Derivados'')1) the results of measuring the financial instruments at a reasonable value are recognized in the results of operations, within net comprehensive financing income.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Requirements Derived from Derivative Financial Instruments.

There are potential liquidity requirements under our financial derivative instruments described in Section E below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Identified Risks.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), global changes in the supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist as an ordinary part of our business. As of June, 30th, 2010, the open positions of these instruments were valued at their fair market value and resulted in a loss of $21,261 thousand pesos, which was applied to the 2009 fiscal year results. These financial instruments did not qualify as hedges for accounting purposes. The financial derivative instruments concluded during the second quarter of 2010 represented a loss of $4,233 thousands of pesos.

The company has complied with all obligations under its derivative financial instruments.

 1) Bulletin C-10 is part of the Mexican General Accepted Accounting Principles.

E. Quantitative Information.

The reasonable value of each one of the open positions of the derivative financial instruments according with the sensitivity analysis is lower than 5% of the assets, liabilities and stockholders' equity, and lower than 3% of the consolidated total sells of the second quarter.

Corn Derivative Financial Instruments:

Summary of Corn Financial Derivative
Instruments June 30th, 2010.
Amounts in thousands of Pesos

As of June 30 2010, the company doesn't have any open positions of corn derivative financial instruments of corn.

The corn derivative financial instruments concluded on June 30 2010, represented a loss of $9,500 thousands of pesos.

CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,
Tel.(81)8399 3300

STATUS REPORT REGARDING THE IMPLEMENTATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS GRUMA, S.A.B. DE C.V.

A) IDENTIFICATION OF PERSONNEL OR RESPONSIBLE AREAS

	Names
Names of Responsible Areas:	Corporate Administration Office
Taskforce members for transition (mention corresponding area):	Juan Quiroga (Gruma's Corporate Officer) Homero Huerta (Corporate Administration Officer) Jaime Cantú (Corporate Comptrolling) Héctor Treviño (Corporate Comptrolling) Rocío Pérez (Corporate Comptrolling) Carmen González (Corporate Comptrolling) Carlos Huerta (Corporate Comptrolling) Joel Suárez (Adminstration and Finance Department Gruma Corp.) Edgar Salgado (Administration Department Gruma México) Carlos Salas (Administration and Finance Department Gruma Central America) Cosme Martínez (Administration and Finance Department Gruma Asia/Oceania) Francisco Yong (Administration and Finance Department Gruma Europe)
Name of coordinator (if any):	Jaime Cantú – Corporate Comptroller
External Auditors firm:	PricewaterhouseCoopers, S.C.
External Advisors firm hired for transition other than auditors (if any):	Not Applicable

Brief description of the limitations to the services of PwC that will prevent us from infringe the provisions of article 84 of the "*Circular Única de Emisoras*".

PricewaterhouseCoopers, S.C. ("PwC") services included in this project to advise Gruma S.A.B. de C.V. ("Gruma") regarding the adoption of the International Financial Reporting Standards ("IFRS") do not, at any time, contravene the restrictions established in article 83 of sole Issuer's Regulations "Circular Única":

The main activities to be carried out by PwC advisors in all stages are limited to:

1.- **Diagnosis**

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gruma CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,
Tel.(81)8399 3300

(a) Analyze existing financial reports and assist Gruma's management to identify key low impact areas under IFRS;

(b) Provide general training on IFRS issues; and

(c) Analyze any possible impact on the organization caused by the adoption process to IFRS.

2.- **Project Plan**

(a) Help Gruma's administration with its meetings and conference calls to launch the project and make observations and provide know-how according to best practices;

(b) Give examples relevant to the corporate managing body structure and working plan, in similar conversion to IFRS situations, as well as the best industry practices to be considered by Gruma's administration to form its corporate administrative body and work plan;

(c) Revise and comment the adoption plan determined by management; and

(d) Give advice regarding the internal communication plan.

3.- **Assessment components and financial statements**

(a) Work along with Gruma's administration reviewing new accounting policies under IFRS;

(b) Provide a benchmark applicable to Gruma's industry;

(c) Discuss their current industry practices to prepare financial statements;

(d) Give general examples of financial statements and notes under IFRS to be considered by company's management;

(e) Work together with Gruma's administration to fulfil new and additional information requirements to change Gruma's accounting policies; and

(f) Assist Gruma's management in determining differences between IFRS and Mexican Financial Accounting Standards (known as NIF) with the best practices of the industry, sharing experiences of similar IFRS conversion projects, examining assessment components and documents of said differences prepared by Gruma's management and IFRS experts.

B) TRAINING

Implementation direct participants

Issuer's personnel	Beginning Date	In progress (estimated ending date)	Courses given or to be given
Issuer's Relevant directors and officers: - Juan A. Quiroga (Gruma's Chief Corporate Officer) - Raúl Peláez (Chief Financial Officer) - Homero Huerta (Chief Administration Officer)	August 2009	July 2010	1) Induction course for IFRS conversion process. 2) Course on main IFRS norms affecting Gruma. 3) Course on initial adoption of IFRS1. 4) Course on the differences

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gruma CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,
Tel.(81)8399 3300

			between MX GAAP vs IFRS.
Members of the Committees of the Board of Directors: - Javier Vélez B. (Audit Committee and Corporate Governance Committee) - Juan Díez Canedo (Audit and Corporate Governance Committees) - José de la Peña A. (Audit and Corporate Governance Committees)	August 2009	July 2010	1) Induction course for IFRS conversion process. 2) Course on main IFRS norms affecting Gruma. 3) Course on initial adoption of IFRS1.
Personnel in charge of preparing and presenting financial information under IFRS: - Jaime Cantú (Corporate – Comptrolling) - Héctor Treviño (Corporate – Comptrolling) - Rocío Pérez (Corporate – Comptrolling) - Carmen González (Corporate – Comptrolling) - Rodrigo Martínez (Corporate – Legal) - Rogelio Sánchez (Corporate – Investors Relations) - Edgar Salgado (Mexico – Management and Finance) - Joel Suárez (US – Administration and Finance) - Carlos Salas (Central America – Administration and Finance) - Francisco Yong (Europe – Administration and Finance) - Cosme Martínez (Asia/Oceania – Administration and Finance) - Martín Gutiérrez (Technology Division – Administration and Finance)	August 2009	August 2010	1) Induction course for IFRS conversion process. 2) Course on main IFRS rules affecting Gruma. 3) Course on initial adoption of IFRS1. 4) Course on the differences between MX GAAP vs IFRS. 5) Workshop to discuss and review in detail technical differences applicable to Gruma. 6) Workshop to review and explain Gruma's initial guidelines. 7) Specific training according to detected differences as to registration, assessment, presentation and disclosure.
Auxiliary Personnel: - Sergio Quiros Madrigal (Accounting) - Lorena Fonseca Zuñiga (Accounting) - Dan Burke (Accounting) - José Luis Torres Chirinos (Accounting) - Dalila Ibarra (Accounting) - Juan Carlos Cham Pérez (Accounting) - Sergio Vázquez Esparza (Accounting) - Alfredo Martínez Madrigal (Accounting)	February 2010	August 2010	1) Induction course for IFRS conversion process. 2) Course on main IFRS rules affecting Gruma. 3) Course on initial adoption of IFRS1. 4) Course on the differences between MX GAAP vs IFRS. 5)Workshop to discuss and review in detail technical differences applicable to Gruma. 6) Workshop to review and

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CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,
Tel.(81)8399 3300

- Guilbert Segura González (Accounting)			explain Gruma's initial guidelines.
- Liliana Velázquez (Accounting)			7) Specific training according to detected differences as to registration, assessment, presentation and disclosure.
- David Ponce Quintanilla (Accounting)			
- Franklin Hernández Salas (Comptrolling)			
- Santiago Limón (Comptrolling)			
- Hugo Pérez (Comptrolling)			
- Rene Alanis (Comptrolling)			
- Ignacio Hernández (Comptrolling)			
- Luis González Escamilla (Comptrolling)			
- Jorge Treviño López (Comptrolling)			
- Roberto Cabrera Domínguez (Comptrolling)			
- Andrés Nieto Martínez (Comptrolling)			
- Mario López Camarillo (Comptrolling)			
- Eduardo López (Internal Audit)			
- Alex Gómez (Internal Audit)			
- Víctor Ramírez (Internal Audit)			
- Ronald Ulate Méndez (Tax)			
- José Carrillo Mosqueda (Tax)			
- María del Carmen Salinas (Tax)			
- Pedro García Domínguez (Tax)			
- Walter Montoya Tencio (Budgeting)			
- Jaime Leal González (Budgeting)			
- Julio César Flores Díaz (Budgeting)			
- Carlos Valerio (IT)			
- María Elena González (IT)			
- Julio Rosa (IT)			
- Ignacio Casas Castellanos (Consolidation)			
- Eliazim Infante Rivera (Consolidation)			
- César Munguía Ortiz (Consolidation)			
- Fernando Villareal Lozano (Consolidation)			
- José Luis Méndez Morales (Legal)			
- Hernán Moreno Livas (Legal)			

Implementation indirect participants

Office Titles:	Beginning	In progress (estimated ending

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gruma CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,
Tel.(81)8399 3300

	date	date)
Treasury Vice-President Corporate Internal Audit Vice President Corporate IT Vice President Tax Vice President Human Resources Manager	February 2010	July 2010

C) Activities Schedule

The Schedule of Activities presented in this paragraph has been approved by the Company's Audit Committee.

Date estimated for adoption:	January 1st 2011

Stage 1. Communication

Activity	Beginning Date	Ending Date	Scheduled Ending Date	Percentage of Progress (%)
1.- Coordination with issuer's General Administration with all areas involved and related companies that must be consolidated or incorporated.	August 2009	February 2010		100 %
2.- Design and communication of an informative plan.	August 2009		September 2010	80 %
3.- Design and communication of a training plan.	August 2009		August 2010	90 %

Stage 2. Accounting and business impact assessment

Activity	Beginning Date	Scheduled Ending Date	Percentage of Progress (%)
1.- Preliminary identification of accounting impact requiring specific actions (diagnose of main differences, assessment and disclosure).	February 2010	Septiembre 2010	80 %
2.- Choose among available options among IFRS 1 (first time application) and analyzing provisions and estimates.	February 2010	September 2010	80 %
3.- Definition of new accounting policies according to the various alternatives contemplated by IFRS.	February 2010	September 2010	70 %
4.- Impact assessment upon information systems, internal control, etc.	February 2010	October 2010	30%
5.- Identification and assessment of issues affecting issuer's performance measurements (financial ratios, etc.).	February 2010	September 2010	30 %

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gruma CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,
Tel.(81)8399 3300

6.- Identification and analysis of contracts and other agreements that may be amended due to the conversion to IFRS, as well as possible breaches of said commitments or covenants.	February 2010	Septiembre 2010	30%
7.- Detail of additional disclosures in the notes to the financial statements due to IFRS implementation.	February 2010	September 2010	50%

Stage 3. Implementation and parallel preparation of financial statements under IFRS and the Mexican Accounting Standards

Activity	Beginning Date	Scheduled ending date	Percentage of Progress (%)
1.- Identification of main changes in the execution of information systems necessary to prepare financial statements under IFRS, both in data flow as in the preparation processes of said statements.	June 2010	December 2010	10 %
2.- Identification of documents and reports new and supplemental to the current ones that will be issued due to the changes in the information systems, as well as new subjects required by IFRS.	May 2010	December 2010	10%
3.- Analysis of the equity and income of issuer, identifying issuer's adjustments and assessments necessary to convert balances to the date of transition to IFRS.	February 2010	September 2010	30 %
4.- Preparation of opening balance sheet under IFRS and conciliation of results and equity against NIF.	February 2010	August 2010	60 %
5.- Design and adjustment of quality control processes in financial reporting to ensure reliability.	May 2010	November 2010	20 %

Completed Activities

Activity	Findings and/or work done	Decisions Taken

1.- Coordination with issuer's General Administration with all areas involved and related companies that must be consolidated or incorporated.

2.- Design and communication of an internal informative plan.
	• Confirm project plan.
	• Formalize governing structure.
	• Define roles and responsibilities.
	• Communicate critical matters to project participants.
	• Qualitative analysis of main differences between NIFs and IFRS applicable to Gruma and impact level in its financial reporting
		• Gruma intends to adopt as of January 1st, 2011 the International Financial Reporting Standards or IFRS and January 1st as the transition date.
		• The following information is required from Gruma and all its Associated Subsidiaries:
		  ○ Three Balance Sheets, the opening one (December 2009 adjusted) and two comparatives (2010 vs. 2011).
		  ○ Two comparative Income Statements (2011 vs. 2010).
		  ○ Two Cash Flow Statements (2011 vs. 2010).

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CORPORATE

GRUMA, S.A.B. de C.V.
Calzada del Valle No. 407, Col. Del Valle, San Pedro Garza García, C.P. 66220, Monterrey, N.L.,
Tel.(81)8399 3300

	and the effort to achieve the conversion as well as a general plan of action. • Analysis of alternatives allowed by IFRS.	○ Two Statements of Changes in Equity (2011 vs. 2010). ○ Notes to the consolidated Financial Statements (2011 vs. 2010). ○ Conciliation of equity prepared under NIF and the one resulting from the application of IFRS to January 1st, 2010 and to closing date 2010. ○ Conciliation of net income under NIF and the one resulting from the application of IFRS to December 2010.

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